

Gender Impact Statement

2024

Gender Impact Statement 2024

Province of New Brunswick
PO 6000, Fredericton NB E3B 5H1 CANADA
gnb.ca

ISBN 978-1-4605-3897-5

March 2024

Table of Contents

Gender-Based Analysis Plus

Gender-Based Analysis Plus (GBA+) is an intersectional policy lens that considers how programs, policies, and initiatives may impact all genders. GBA+ also considers other diverse identity factors, including race, ethnicity, religion, age, language, disability, and how our intersecting identities may influence our experience of government policies and initiatives. The Government of New Brunswick (GNB) has been committed to using GBA+ since 2016.

To date, over 3,200 GNB employees have taken part in GBA+ training, including deputy ministers, assistant deputy ministers, policy and operational directors, process improvement specialists, managers, and analysts. Specifically, in the 2023-2024 fiscal year, over 1,000 GNB employees participated in GBA+ training. Nineteen (19) GBA+ Champions have been selected from across government departments to help their colleagues understand the value of GBA+ and look for opportunities to incorporate GBA+ into their work. A GBA+ community of practice (COP) has also been created with 84 employees as members. The COP provides a wider exposure to the topic and allows colleagues to share best practices and further collaborate in keeping with the spirit of One Team One GNB.

In addition to providing GBA+ training to government, we have created an accessible GBA+ tool and guide that is available online for public use to further promote gender equality, diversity and inclusion in the private sector.

Ensuring proposed programs, policies, and initiatives have intended and equitable results for all New Brunswickers will help lead to a more equitable society. GBA+ makes good policy sense and must continue being an integral part of the way we think and work as public servants.

This Gender Impact Statement provides information about the GBA+ impacts of specific measures in Budget 2024–2025.

Diversity in New Brunswick

Population

According to Statistics Canada, New Brunswick's population was estimated at 842,725 as of October 1, 2023[1], an increase of nearly 70,000 individuals relative to five years ago (October 2018). In July 2023, during the last annual population breakdown of New Brunswick by gender, the results were split nearly evenly between men (49.5%) and women (50.5%), with women slightly outnumbering men, due to the longer life expectancy of women[2]. The majority of the province's growth in recent years has been driven by international migration. At the time of the 2021 Census[3], immigrants accounted for 5.8% (44,125 people) of the population, while non-permanent residents accounted for 1.4% (10,860 people). In 2011, these percentages were 3.9% and 0.4% respectively[4]. Given that the province welcomed record breaking levels of immigrants and non-permanent residents throughout 2022 and 2023, it is likely that these percentages have continued to climb. Between October 1, 2022 and September 30, 2023, 10,583 immigrants were admitted to New Brunswick, while the number of non-permanent residents in the province increased by 11,251[5]. During this same time, the province also saw a net gain of 5,488 individuals from other parts of Canada[6]. As of July 2023, 23.0% of the province's population was aged 65 years or over (192,236 individuals; 89,649 men + 102,587 women), the second highest proportion among the provinces and territories[7].

Education

New Brunswick females are more likely than males to have completed high school and attained a university degree. According to 2023 Labour Force Survey, 135,600 New Brunswickers aged 25 to 64 years (76,700 males, and 58,900 females) had a high school diploma or less as their highest educational credential, while 278,000 New Brunswickers (128,800 males and 149,000 females) had some type of postsecondary certificate, diploma, or degree[8].

According to the 2021 Census:

- 31,475 (70.5% men+[9] and 29.5% women+[10]) had an apprenticeship or a trades certificate or diploma
- 108,710 (42.9% men+ and 57.1% women+) had college, CEGEP or other non-university certificates or diplomas
- 7,670 (39.0% men+ and 61.0% women+) had university certificates or diploma below bachelor level
- 94,140 (40.8% men+ and 59.2% women+) had bachelor's degrees or higher[11]

Income & Labour Force

Throughout 2023, an average of 57.4% of working-age (15+) women were participating in the labour force at any given time. This was roughly on par with the rate seen in 2022 of 57.5% but was slightly below the rate seen immediately before the pandemic of 58.0% (in 2019). This slight decrease was attributable to the effects of population aging. On the other hand, the participation rate among men in 2023 (63.7%) was roughly on par with the rate seen in 2022 (63.8%) but was noticeably down relative to 2019 (65.4%). This decrease was partially, but not entirely, attributable to the effects of population aging. As of 2023, the unemployment rate among women was 5.0%, down from both the 6.1% seen in 2022, and the pre-pandemic (2019) rate of 6.6%. Among men, the unemployment rate in the province was 8.0% in 2023, well above the female rate, but still down compared to both 2022 (8.3%) and 2019 (9.6%)[12].

From the 2021 Census, New Brunswick had 648,350 income recipients over the age of 15 (49% men+ and 51% women+). The median after-tax income for women+ was $31,000 and $37,200 for men+. In addition, the number of residents receiving $100,000 or more after taxes in 2020 was 16,315 (27% women+ and 73% men+)[13].

In 2023, Statistics Canada indicated a current wage gap in New Brunswick of 7.3%, with females earning an average of $27.64 per hour, and males earning an average of $29.83 per hour. This represents a reduction from 2022, which showed a wage gap of 8.2%. At a national level, the 2023 wage gap was 13.0%. The gap in hourly wages between males and females in the province has narrowed significantly over time. In 2000, the wage gap was 22.5%[14].

According to Census 2021, women+ were more than three times (3.27X) more likely to be a one-parent family household in New Brunswick. 28,480 women+ were leading one-parent families compared to just 8,690 men+. Women+ also occupy most of the caregiving and administration positions and are still underrepresented in male-dominated careers. As of 2023, 80% of health occupations and 72% of business and administrative workers in New Brunswick were female compared to only 7.5% female representation in trades and related occupations[15].

Caring for children is one factor that contributes to the lower levels of labour force participation, higher rates of part-time employment, and higher absence rates that are seen among females.

Between January 2022 and December 2023 (24-month average):

- There were nearly three times as many mothers not in the labour force as there were fathers in this group. This ratio was even higher for parents of children aged 0 to 5.
- There were nearly ten times as many females who reported working part-time for child care-related reasons compared to males.
- Females were nearly four times as likely as males to be absent from work for personal or family related reasons[16].

Language Proficiency

Respecting language proficiency, the 2021 Census identified 34% of the New Brunswick population could speak both English and French. However, French was the first official language of 30% of the population (229,330 people) with the majority of Francophones living in the Campbellton-Miramichi (41%) and Moncton-Richibucto (36%) regions. Although 2021 Census data indicates that the percentage of New Brunswickers speaking predominantly French at home is dropping, 2,315 French-speaking immigrants settled in New Brunswick in 2022, which is an increase from 790 French-speaking immigrants in 2021[17].

Persons Living with a Disability

As of 2022, 221,900 New Brunswickers aged 15 and over reported having a disability or multiple disabilities. This represented 35.3% of the province's population aged 15 and over and is the second highest percentage in the country across all age groups, which includes the national average of 27.0%[18]. This represents an increase from 26.7% in 2017 and could be partially attributed to both the aging population and a large increase in mental health related disabilities among youth and working-age adults. The most common types of disabilities among New Brunswick's working-age population were those related to mental health, pain, flexibility, and mobility. In New Brunswick, working-age people with a disability have a 63.9% employment rate compared with 79.1% for people without a disability. New Brunswick has seen a 7.5% increase in the labour force participation rate amongst persons with disabilities between 2016 and 2021. The participation rate for working-age persons with disabilities (69.6%) aligns with the national rate, however, it remains lower than the participation rate for those without a disability at 85.1%. In the province, as well as around the country, disabilities are more prevalent among women+ (38.5%) than men+ overall (31.9%). With regards to accessibility, 70.8% of persons with a disability reported having experienced one or more barriers in 2022. The largest percentage of respondents had experienced physical barriers in public spaces, or barriers communicating[19].

Rates of poverty and intimate partner violence are considerably higher for women with disabilities due to their greater risk of being isolated or having a heightened dependency on their partner. As of 2018, nearly half of all violent victimizations were reported as being committed against women with a disability. Women living with disabilities who have experienced homelessness are three times more likely than other women to self-report violent victimization. Women with disabilities, and particularly deaf women, may face difficulty accessing services, as both disability-related services and services for survivors of violence may not be equipped to respond to their needs [20].

Racialized and Indigenous Populations

In 2021, 44,205 New Brunswick residents identified as members of a racialized group, accounting for 5.8% of the total population. In the 2021 Census, the following racialized groups were represented:

- Black (12,155 people)
- South Asian (8,630 people)
- Filipino (5,190 people)
- Arab (5,060 people)
- Chinese (4,085 people)
- Latin American (2,450 people)
- Southeast Asian (1,890 people)
- Korean (1,655 people)
- West Asian (915 people)
- Japanese (250 people)
- 550 people identified as being part of a racialized group not captured in the groups above, for example: Guyanese, Pacific Islander, Polynesian, or West Indian or Tibetan
- 1375 people identified as members of multiple racialized groups

33,295 New Brunswickers identified as Indigenous, representing 4.3% of the province's population. More than half (63%) of the Indigenous population in the province identified as First Nations, while close to one third (31%) identified as Métis, and just over 2% as Inuk (Inuit); and some Indigenous people identified with multiple Indigenous groups[21]. According to Crown-Indigenous Relations and Northern Affairs Canada (CIRNAC) and Indigenous Services Canada (ISC)'s Indian Registry System, as of December 31, 2023, there are approximately 17,510 First Nations people in New Brunswick – 10,098 on reserve and 7,412 off reserve[22].

Transgender, Non-binary, & Gender-Diverse Population

The 2021 Census was the first federal census to include population data on transgender and non-binary populations. Based on this, the total transgender population aged 15 and over was 1,365 people in New Brunswick. From this group, 675 people are transgender men and 695 people are transgender women. 815 people are non-binary in New Brunswick. Statistics Canada indicates that Two Spirit is included in the broader category of non-binary. Based on these numbers, New Brunswick had the second highest proportion (0.26%) of transgender men aged 15 to 34, and the third highest proportion (0.39%) of non-binary people, aged 15 to 34, across Canada[23].

GBA+ Process for Budget 2024-2025

The purpose of approaching the provincial budget with a GBA+ lens is to promote accountability and transparency in fiscal planning, while also increasing gender-responsive participation in the budget process by considering all genders and equity-deserving groups in budget preparation. It will also assist in advancing gender equality and reducing systemic discrimination. We acknowledge that, despite our best efforts, this analysis can be subjective and is often limited by the availability of data, especially for certain diversity factors such as gender, race, sexual orientation, and disability.

As was the case in 2023, each department was asked to consider all budget items for how such decisions would positively, negatively, and differentially impact multiple genders and equity-deserving groups as it prepared its budgetary requests. These initial findings were then analyzed to report an overview of gender and diversity impacts (see next section).

To improve the Gender Impact Statement yearly, the Government implemented a more comprehensive GBA+ Impact Assessment process. This involved creating impact reports based on federal best practices to gather additional information on GBA+ implications across various initiatives. These reports aim to share specific findings and impacts of budget items with stakeholders and the public.

Overview of Gender and Diversity Impacts

Budget 2024-2025 impacts all New Brunswickers to varying degrees and this section of the gender impact statement attempts to highlight key initiatives that have gender and diversity considerations.

Dependable Public Health Care

- Investments in Indigenous community supports will provide funding to Indigenous communities to offer culturally appropriate mental health and addiction services for Indigenous children and youth in New Brunswick.
- The establishment of a 50-bed residential addictions rehabilitation facility will provide vital support for individuals in need of specialized live-in treatment services aimed at addressing complex substance use issues.
- Breast cancer is the most prevalent cancer among New Brunswick women. The NB Breast Cancer Screening Program is expanding its self-referral option to cancer screening mammography to women and gender diverse people 40-49 years of age.
- Demand for midwifery services in New Brunswick currently exceeds capacity. Enhancement to midwifery services will allow a phased expansion which will largely benefit women and gender diverse individuals with low-risk pregnancies in the province.
- Increasing the number of Sexual Assault Nurse Examiners (SANE) will play a crucial role in ensuring that victims of sexual assault, who are primarily women, can readily access essential services.
- Additional funding for the New Brunswick Critical Care Nursing Program (NBCCNP) will allow more registered nurses to receive the training required to work in a critical care setting in New Brunswick. Women make up 96.3% of registered nurses in the province.

- Additional clinical support for addictions and mental health services will aid in meeting the requirements of the new *Child & Youth Well-Being Act* and bolster capacity within inpatient child and youth psychiatry services.
- Investments in health care services in correctional facilities will improve the quality of health services provided to incarcerated individuals by enhancing access to essential medications.

Building a Better Education System

- *Building a Better Education System* includes 12 individual recommendations that aim to strengthen and improve the anglophone education system for students, educators, families, and communities.
- The Canada-New Brunswick Canada-Wide Early Learning and Child Care Agreement includes a commitment to create 3,400 new designated child care spaces (2,400 in non-for-profit, 1,000 in for profit centres) by 2025-2026. The creation of additional designated spaces in for-profit centres outside of the agreement will help the province meet the demand and improve access for New Brunswick families.
- Investments in the preschool autism program will ensure timely access to therapeutic services for children on the autism spectrum and their families, supporting their readiness for school entry.
- Investments in student support services will help address and support the diverse and additional needs of students, fund additional student support staff and provide essential training opportunities.
- A wage increase for educators working in after-school early learning and child care facilities will ensure consistent wages for educators working in designated preschool and afterschool child care facilities and for those who work in both.
- To aid in the recruitment and retention of veterinary professionals in New Brunswick, Government has taken a proactive approach to supporting veterinary student learning opportunities through the Future GNB Veterinary Program. Women account for 87.5% of veterinarians in the province.
- Increase registered apprentices in the province by adding domestic and international apprentices annually.

Vibrant and Sustainable Communities

- The Enhanced Energy Savings Program offers a free mini-split heat pump and upgraded insulation – along with free installation of both – to low and middle-income homeowners. Women and children, newcomers, and racialized communities tend to disproportionately represent lower-income households in the province.
- The preconstruction and infrastructure fund for housing will increase housing development across the province, with a focus on smaller communities and rural areas of New Brunswick. It will create more safe and affordable housing options for New Brunswickers, including lower-income individuals, newcomers, students, seniors, and persons with disabilities, ensuring accessibility through barrier-free design.

- First Nations development funds will support development agreements between the Province and First Nation communities that outline priorities identified through a negotiation process led by the First Nations.
- Increasing security within Service New Brunswick Service Centres will address an increase in violent incidents and ensure safety and comfort for service centre staff and the general public.
- To help with recruitment and retention challenges in the human services sectors, a $6/hour wage increase over 3 years is being provided for group homes and child specific placements.
- A 2% wage increase for personal support workers in Home Support and Adult Residential Facilities will help acknowledge the important role that personal support workers play in the healthcare and social services as well help with retention and recruitment.
- New Brunswick has agreed to host the 2029 Canada Summer Games. This will include a Sports Development Program component, which will focus on improving the quality of the system and expanding sports programming.
- Increasing ferry trips for both Deer Island and White Head Island residents will allow residents and tourists more access to the mainland for work purposes, school, and vital services.
- Strengthening environmental stewardship through investments will allow an Environmental Impact Assessment (EIA) comprehensive review of NB Power's Small Modular Nuclear Reactor (SMR) at their Point Lepreau site and will provide a way for citizens to participate in the process.
- A new child protection adjudication model will help resolve applications more efficiently without the use of a judge. This adjustment will ensure quick resolutions for cases involving vulnerable children and families.
- Funding for specialized policing services will allow more communities to access specialized police services, such as explosive disposal, when required.
- Increasing local and provincial emergency readiness will help improve community safety across the province.
- Additional resources for road striping will allow New Brunswick roads to be striped yearly as opposed to every two years, improving visibility, and reducing the risk of automobile accidents.
- Increases in funding for three Francophone Community Centres in Saint John, Fredericton and Miramichi will encourage cultural preservation and linguistic familiarity while also promoting social inclusion, and community engagement.
- The Public Art Policy invites professional artists to submit proposals to design, create and install public artwork in new or renovated government buildings. Investments in this program will allow more New Brunswickers to experience culture in the province and support professional artists earning a living from their creative works.

Energizing the Private Sector
- A New Brunswick marketing strategy for India and France will support market diversification for New Brunswick's agri-food and seafood industries, support additional trade missions and offer support to First Nations groups who are export-ready seafood processors.
- The continued increase in newcomer arrivals necessitates additional newcomer supports, including language training, and the Immigration Settlement Support Fund (ISSF) that assists 20 not-for-profit settlement agencies in the province.

- Despite many women-led firms outperforming men-led firms and generating a higher overall ROI, women-led start-ups tend to receive a much smaller share of financing when compared to men-led start-ups. With a long-term goal of growing women led businesses in New Brunswick, Sandpiper Venture Fund will focus on ensuring that women have enhanced opportunities to access capital.
- The Labour Market Training Adjustment through WorkingNB assists Canadians in finding work, expanding opportunities for training, upgrading their skills, and gaining valuable experience.

Vulnerable Populations and Equity-Deserving Groups

- The Implementation of two of the Truth and Reconciliation Commission Calls to Action will provide education to public servants on the history of Indigenous peoples and will engage directly with residential school survivors to design and install a publicly accessible, highly visible monument in the capital city to honour survivors and memorialize those lost to residential schools.
- Investing in Indigenous court workers allows for in-person culturally sensitive assistance and support to Indigenous peoples within court systems.
- Increases to social assistance rates and the addition of a household supplement will improve the circumstances of New Brunswickers who are considered in the low-income bracket or on social assistance. This is especially true for women and lone parent households who disproportionately rely on social assistance.
- A 10-year retrospective study titled *Preventing Domestic Homicides in Atlantic Canada – Looking Back to See Our Way Forward* will gather data on domestic homicides in Atlantic Canada. Recommendations from this research will impact women as the primary victims of domestic homicide, their children, as well as victims from equity-deserving groups.
- The Indigenous Domestic Intimate Partner Violence Outreach Program will provide culturally relevant, safe, and sensitive services for Indigenous women and their children in 11 First Nation communities who are subjected to domestic and intimate partner violence.
- Women and members from equity-deserving groups are subject to higher rates of sexual violence, particularly on university campuses. Improving the response to sexual violence at post-secondary institutions in New Brunswick is a project that aims to increase sexual violence services at post-secondary institutions.
- Investments for gender-based violence (GBV) crisis lines will support not-for-profit organizations providing existing GBV crisis response in addressing the impacts of the COVID-19 pandemic relative to GBV crisis support.
- In 2024, minimum wage will increase by 55 cents an hour on April 1 to $15.30. As women (57%) and youth (37%) make up a disproportionate share of minimum wage earners, this significant increase will positively impact these workers.
- The Canada Housing Benefit for survivors of gender-based violence is a direct to household rental affordability benefit that will increase the capacity of the sector to support more survivors of gender-based violence by helping them transition away from temporary, emergency shelter and into stable and affordable rental housing.

- Government will be tabling all-of-government accessibility legislation. The purpose of this proposed legislation will be to achieve a more accessible and inclusive New Brunswick that benefits all persons, especially persons with disabilities.
- An increase to the Low-Income Seniors' Benefit will impact approximately 44,000 seniors across New Brunswick. Since the majority of seniors are female, it is anticipated to benefit more women than men.
- Approximately 21,000 households receiving social assistance, as well as over 240 clients in the Youth Engagement Services program, will benefit from an increase to the Social Assistance Household Supplement, easing the financial strain faced by these individuals and families.
- Investments in emergency response, supports, and housing will help address the rapid increase in homelessness in all areas of the province.
- An increase in rates for emergency foster homes and bed retainer for foster families who are "on call" for emergency placements on evenings, weekends and holidays will help recruit and retain emergency foster families, providing safety for more children who are at imminent risk of harm.
- Expanding enhanced community pathway to access health and home support services will help seniors in crisis and reduce emergency department visits and subsequent hospital admissions.
- With an increase in demand for the Extra-Mural Program (EMP), investments in additional clinical resources will address waitlists, workload, referral to care time and ensure timely care to EMP patients equitably across the province.
- The new *Child and Youth Well-Being Act* emphasizes a child-centered approach, prioritizing kin placements, early intervention, and services for young adults. It will address systemic barriers and lay the foundation for a more equitable future for all children and youth in the province.

Overall Impact Assessment

We are committed to evidence-based decision making and taking into account impacts on people from a variety of perspectives. When making decisions that significantly affect peoples' lives, we must understand that the outcome may not be the same for everyone. A meaningful and transparent discussion around gender, diversity and other intersecting identities allows for a greater understanding of the challenges and helps decision-makers come up with informed decisions to address those challenges.

To create the Impact Reports on the 49 items in the section that follows, we collected detailed information about any relevant gendered and intersectional impacts. We also asked questions about GBA+ usage in the development of these various policies, programs, services, and initiatives.

GBA+ Timing

GBA+ can be conducted at various stages throughout the development of a policy, program, service, or initiative. High-quality GBA+ requires early attention to develop effective options and strategies for delivering programs and services. For GBA+ to be most valuable, it is ideally built directly into the early stages of the development process. 53% of the 49 reports conducted indicated that no GBA+ was undertaken at any stage of the development process, down from 68% in 2023.



Direct Benefits: Gender

For each of the reports, tracking impacts on diverse genders was significant as not all genders experience policies, programs, services, or initiatives in the same manner. In some cases, these measures may have been developed to directly impact one or more genders.



Direct Benefits: Additional Characteristics

An important aspect of GBA+ is to recognize and highlight impacts related to specific group characteristics (i.e., race, disability, Indigeneity, region, age, income, family status, sexual orientation etc.). The following graph indicates the overall percentage of time a group was identified as benefiting directly in all 49 reports under review. Because a number of these reports identified that there could be multiple impacts for multiple groups, some items were counted in more than one category, meaning that direct benefits could be experienced by more than one group of individuals. However, it is important to note that some impacts may be intersectional, meaning that they affect members who belong to multiple equity-deserving groups in unique, but specific, ways that would not be depicted below.



Impact Reports

The following section contains 49 impact reports. Each report represents a program, initiative or service that will see investments or enhancements in 2024-2025 and the information in the reports were provided by departments in consultation with Women's Equality. Throughout these conversations, Women's Equality gained a better understanding of the direct, indirect, positive, and negative impacts that may result for diverse groups of New Brunswickers connected to the item. Departments learned about how GBA+ could be used as a tool to measure and monitor such impacts. Women's Equality used this consultative process as an opportunity to explain the benefit of using GBA+ early in the budget process and offered support and expertise on GBA+ during the planning phase of programs, policies, services, and initiatives.

On each report below, departments described the key elements of the item, identified who the item targeted, and outlined who would most directly benefit from this item being approved. Education levels were divided into four categories: Some high school, high school graduate or equivalent, Certificate of Apprenticeship or other trades certificate or diploma, College or other non-university certificate or diploma, and University certificate, diploma, or degree. Income levels were divided into three categories: lower income (under $40,000), middle income (between $40,000-80,000) and higher income (income over $80,000+). The *Data Sources* section allowed departments to signal what types of sources they used to determine that there would be impacts and what those impacts would be. We invited departments to note data gaps where they felt data was unavailable or not easily accessible pertaining to potential impacts. Where negative impacts were noted, departments were asked to demonstrate how they intended to address and mitigate these impacts in the *GBA+ Responsive Approach* section.

Animal Health Services Future GNB Veterinary Program

This initiative is aimed at providing support in the recruitment and retention of veterinary professionals in New Brunswick.

Due to global veterinary shortages, Government has taken a proactive approach to supporting veterinary student learning opportunities in New Brunswick through the Future GNB Veterinary Program. As part of this strategy, the department will provide experiential learning opportunities by hiring summer students in the agriculture and aquaculture sectors with a focus on large animal veterinary medicine.

This investment will advance the likelihood of New Brunswick post-secondary students securing a seat at Atlantic Veterinary College (AVC) to further their studies in the field of veterinary medicine and provide additional training to those who are already enrolled at AVC.

It will also fund training opportunities for New Brunswick students/veterinary students to return to New Brunswick post-graduation.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: New Brunswick post-secondary students and PEI veterinary students

Direct Benefits:
Gender:
Women

Income Distribution:
All income levels

Inter-Generational:
Young adults

Additional Characteristics:
Students, Individuals with certificate of apprenticeship or other trades certificate or diploma, Individuals with college or other non-university certificate or diploma, Individuals with university certificate, diploma or degree

GBA+ Timing: No GBA+ was previously conducted on this item

New Brunswick Marketing Strategy for France and India

The Department of Agriculture, Aquaculture and Fisheries (DAAF) is focused on diversifying markets for the agri-food and seafood industries in New Brunswick. By reducing dependence on the United States market, which currently accounts for over 80% of exports, the province can mitigate economic risks and unlock opportunities for growth.

New Brunswick and France recently launched a new international strategy aimed at strengthening our relationship by implementing specific actions related to economic development. DAAF will increase the number of activities in France to increase the export of food products.

DAAF has also been tasked to increase export sales of food products to India, where GNB recently opened two offices to facilitate trade, providing an avenue for valuable expansion and diversification.

This funding will allow DAAF to support at least two additional trade missions and offer support to First Nations Groups who are export-ready seafood processors.

Data Sources: External Data Sources, Statistics Canada

*Data Gaps – Available data on the industry is primarily at the national level. There is limited New Brunswick specific data available.

Target Population: New Brunswick and First Nations producers and processors who are involved in agri-food and seafood enterprises in the province

Direct Benefits:
Gender:
Men

Income Distribution:
All income levels

Inter-Generational:
Adults, Seniors

Additional Characteristics:
Workers, Indigenous Peoples, Newcomers, English or French as second+ language learners, Rural or remote populations

GBA+ Timing: No GBA+ was previously conducted on this item

50 Bed Residential Addictions Rehab Facility

New Brunswick's addiction and mental health system continues to experience pressure with respect to accessibility to services that match the clients' individual levels of need, more specifically for individuals requiring highly specialized live-in treatment services to help treat complex substance use.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Adults of all genders over the age of 22 requiring highly specialized live-in treatment services to treat complex substance use concerns

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Adults

Additional Characteristics:
N/A

GBA+ Timing: No GBA+ was previously conducted on this item

Breast Cancer Screening Program

This initiative will improve provincial breast cancer screening services by extending the self-referral option for cancer screening mammography to women and gender-diverse individuals aged 40-49. Currently, the screening guidelines recommend screening mammography and self-referral option every two to three years to average risk people between the ages of 50 and 74 years, and by physician referral for people outside this age range.

Breast cancer is the most commonly diagnosed cancer among New Brunswick women. Regular breast cancer screening can detect tumours at an earlier stage and reduce breast cancer mortality. The New Brunswick Breast Cancer Screening Program is a population-based screening program offering breast screening services at one of the screening mammography sites across the province.

Data Sources: Internal Data Sources, Statistics Canada, International Organizations

Data Gaps – none specified

Target Population: New Brunswick women and gender diverse people assigned female at birth age 40-49

Direct Benefits:
Gender:
Predominantly Women
Transgender and Gender Diverse Individuals[1]

Income Distribution:
All income levels

Inter-Generational:
Adults

Additional Characteristics:
2SLGBTQI+ people

GBA+ Timing: No GBA+ was previously conducted on this item

---

[1]This initiative will impact any individuals assigned female at birth or with breasts, which includes some transgender and gender-diverse individuals.

Sexual Assault Nurse Examiner

Sexual Assault Nurse Examiner (SANE) services have been available in the province for a number of years. Sexual Assault Nurse Examiners are managed by the regional health authorities (RHAs). The RHAs continue to work to establish a province-wide framework to provide consistent access to the services in New Brunswick.

This funding will support the hiring of additional Sexual Assault Nurse Examiners to ensure that victims of sexual assault are able to access services when and if required.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: Adults, adolescents and children of all genders who are victims of sexual violence or domestic abuse

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
All income levels

Inter-Generational:
Young adults, Adults

Additional Characteristics:
2SLGBTQI+ people

GBA+ Timing: No GBA+ was previously conducted on this item

Critical Care Nursing Program

The New Brunswick Critical Care Nursing Program (NBCCNP) is a non-credit certificate program which prepares Registered Nurses to work in a critical care setting. This provincial critical care nursing program has been in place since 2002 and ensures that training requirements and needs are met for the specialization of critical care nursing.

This budget increase will support the cost of additional seats in the program, and the salaries for nurses taking the critical care nursing program and the preceptors.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Nurses working for a Regional Health Authority in New Brunswick who require training in critical care

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
Higher Income

Inter-Generational:
Adults

Additional Characteristics:
Students, Workers, Newcomers, Anglophone Populations, Francophone Populations, Urban populations, Rural or remote populations, Individuals with university certificate, diploma or degree

GBA+ Timing: While no GBA+ was previously conducted on this item, the NBCCNP has several design elements aimed at reducing barriers and mitigating potential negative impacts including language accessibility, flexibility in seat allocation, online content availability to mitigate geographical barriers, and taking a collaborative and inclusive approach to program design and implementation.

Indigenous Community Supports

This investment will provide funding to Indigenous communities to offer culturally appropriate mental health and addiction services for Indigenous Children and Youth in New Brunswick.

In response to the Child and Youth Advocate Report, "No Child Left Behind," the need for Indigenous-led mental health programs was noted as a key recommendation.

Specifically, this will provide funding for the following two areas:

1. Telepsychiatry services for First Nations youth with an Indigenous psychiatrist.

2. Support a partnership to develop and establish a multidisciplinary team to provide direct intervention support to youth struggling with addiction and mental health challenges for the numerous First Nation communities in New Brunswick.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada, International Organizations

Data Gaps – none specified

Target Population: Indigenous children and youth who are living on and off reserve in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
Lower Income

Inter-Generational:
Primarily benefit youth, children, or future generations

Additional Characteristics:
Indigenous Peoples

GBA+ Timing: Existing – GBA+ still current

GBA+ Responsive Approach: Although no GBA+ was previously conducted on this item, the most important component of this investment will be to ensure that it remains an Indigenous-led service for children and youth. The funding model and collaboration will be used to mitigate this potential risk.

Midwifery Program

Demand for midwifery services in New Brunswick exceeds the capacity for the current complement of four midwives in the province. In response to a third-party evaluation of the midwifery demonstration site in Fredericton conducted in 2021-2022, this investment will allow a phased expansion of midwifery services, including increasing the capacity at the Fredericton Midwifery Center.

Additionally, to aid in recruitment and retention, funding will help secure two seats for New Brunswick students in existing midwifery education programs outside of Atlantic Canada. Perinatal NB will continue to compile quarterly monitoring reports that include indicators of health and safety for birth parents and newborns.

Efforts are made to prioritize patients from equity-deserving groups.

Data Sources: Internal Data Sources, External Data Sources

Data Gaps – none specified

Target Population: Individuals with low-risk pregnancies in the Greater Fredericton area who request the services of a midwife

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
All income levels

Inter-Generational:
Young adults, Adults

Additional Characteristics:
2SLGBTQI+ people, Persons with disabilities, Students, Racialized Communities, Indigenous Peoples, Newcomers, Parents, Lone parent households

GBA+ Timing: Unknown

Pharmacy Residency Program

Pharmacists are an essential part of New Brunswick's regional hospital operations. Introducing the Pharmacy Residency Program at Vitalité Health Network and expanding the one in Horizon Health Network will create an attractive environment for recruitment and retention of pharmacists in the province. This initiative will facilitate the advanced training of pharmacists specializing in hospital pharmacy, fostering a pathway for their careers within New Brunswick.

There is no pharmacy training program in New Brunswick, and limited seats are reserved for New Brunswick students in the two English programs in Atlantic Canada and the two French programs in Quebec, especially for francophone students. A pharmacy residency program will increase recruitment opportunities particularly for francophone or bilingual pharmacists.

Given that women constitute 67% of the province's pharmacists, they may be particularly affected by this initiative.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Pharmacists in New Brunswick

Direct Benefits:
Gender:
Women

Income Distribution:
All income levels

Inter-Generational:
Young adults, Adults

Additional Characteristics:
Students, Workers, Anglophone Populations, Francophone Populations, Individuals in particular regions, Individuals with university certificate, diploma or degree

GBA+ Timing: No GBA+ was previously conducted on this item

Implementation of the Truth and Reconciliation Calls to Action

This budget item will help the Department of Indigenous Affairs (DIA) implement two of the Truth and Reconciliation Commission Calls to Action (#57 and #82).

First, DIA will continue to provide mandatory cultural awareness modules and education opportunities to public servants on topics such as Indigenous culture, Treaties and Aboriginal rights and Indigenous history.

Second, they will continue to engage directly with residential school survivors and their families along with other involved parties to discuss the design and installation of a publicly accessible, highly visible monument in the capital city which will honour survivors and memorialize those lost to residential schools.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada, International Organizations

Data Gaps – none specified

Target Population: Indigenous peoples, public servants

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
Indigenous Peoples

GBA+ Timing: Existing – GBA+ was refreshed

Enhanced Energy Savings Program (EESP)

Government and NB Power are working together to help homeowners and renters make their homes more energy efficient and manage their monthly energy bills.

The Enhanced Energy Savings Program offers a free mini-split heat pump and upgraded insulation – along with free installation of both – to homeowners who use electric baseboard or oil heating and have a combined gross household income under $70,000. The program aims to benefit women and children, newcomers, and racialized communities, who disproportionately represent lower-income households in the province.

Continued funding to support energy affordability will ensure New Brunswick households can manage increasing energy costs.

Data Sources: Statistics Canada

Data Gaps – none specified

Target Population: Low-income New Brunswickers

Direct Benefits:
Gender:
Women

Income Distribution:
Lower Income, Middle Income

Inter-Generational:
No generational impacts

Additional Characteristics:
Racialized Communities, Newcomers, Lone parent households

GBA+ Timing: No GBA+ was previously conducted on this item

Additional Resources for Road Striping

Additional funding to this program allows a combination of contracts and internal crews to stripe roads yearly (rather than every second year) as long as they meet the classification. These roads have annual average daily traffic (AADT) of 150-500. Also, if municipalities choose to stripe their own roads based on time constraints, DTI will reimburse the municipality for the work at a set rate.

Increased yearly striping of roads to include more rural communities would impact all residents, however, impacts may be greater for young adults and middle-aged residents traveling on the roads in the morning and evening to work and services, as it will improve visibility and reduce the risk of automobile accidents. Contractors may also benefit from this change as it will present an increase in opportunity for work.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – Most recent data on this is 2021 Census Data

Target Population: Residents in rural communities

Direct Benefits:
Gender:
Gender Balanced
Predominantly Men[2]

Income Distribution:
Lower Income

Inter-Generational:
Young adults, Adults, Seniors

Additional Characteristics:
Students, Workers, Rural or remote populations, Individuals in particular regions

GBA+ Timing: Unknown

---

[2] Although benefits will be gender-balanced respecting the residents in the affected regions, 95% of workers in trades, transport, and equipment operation in these regions are men and are therefore also noted.

Deer Island – Additional Ferry Trip

The population of Deer Island is 700 residents. As there are limited services on the Island, residents often need to travel by ferry for work and services like healthcare, schooling, etc.

Increased trips by the Abnaki II ferry will allow Deer Island residents increased access to the mainland for work purposes, services not offered on the island, and students attending Fundy High School as there is only one primary school on the island. There are no fares required to use the ferry which eliminates cost as a barrier to access.

Investments in the extra trips would predominately impact middle-aged to older residents whose age groups make up the majority of the residents on the Island.

Data Sources: External Data Sources, Statistics Canada

*Data Gaps – Statistics Canada does not have specific data on Deer Island, so data on West Isles Parish, which Deer Island is a part of, has been used.

Target Population: Deer Island residents

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
Lower Income

Inter-Generational:
No generational impacts

Additional Characteristics:
Students, Workers, Rural or remote populations, Individuals in particular regions

GBA+ Timing: Existing – GBA+ was refreshed

White Head Island- Permanent Extra Sunday Trips

Due to limited services on White Head Island, residents rely on the ferry to travel to work and services like groceries, health services, gas stations, etc. Historically, there have been fewer ferry trips on Sundays, however, the Department of Transportation and Infrastructure is extending hours on Sundays to allow residents more opportunity to travel to Grand Manan and the mainland as required.

This change will address resident concerns and benefit all residents and tourists by allowing greater mobility on Sundays for leisure travel, church services, and vital services.

Investment in these additional trips will have the greatest impact for older residents or seniors, who make up the majority of the population.

Data Sources: External Data Sources, Statistics Canada

*Data Gaps – The latest census data available for this region on income/workforce/industry information, education, and religion are from 2011, and could not be used for this exercise.

Target Population: White Head Island residents

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Seniors

Additional Characteristics:
Students, Workers, Rural or remote populations, Individuals in particular regions

GBA+ Timing: Existing – GBA+ was refreshed

Preschool Autism Services

The Preschool Autism Program allows children with Autism Spectrum Disorder and their families to access evidence-based interventions, including applied behavioural analysis and intensive behavioural intervention in a timely manner. The children have the opportunity to learn helpful skills and competencies that will help them be better prepared to enter the school system. The program is delivered by VIVA Therapeutic Services through an agreement with the Department.

This investment is related to the direct intervention delivery services to children. It accounts for additional positions in order to service more children due to the growing list of children with diagnosis, as well as salary and benefit increases for staff to help increase retention of qualified employees for better continuity of services to families.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Pre-school aged children who have received a diagnosis of Autism Spectrum Disorder and their families

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children or future generations

Additional Characteristics:
Persons with intellectual and developmental disabilities, Anglophone Populations, Francophone Populations, Parents

GBA+ Timing: No GBA+ was previously conducted on this item

Long Term Recommendations for New Brunswick's Anglophone Education System

Government is investing in implementing the recommendations put forward by the executive steering committee as detailed in the report "Building a Better Education System: Long-term Recommendations for New Brunswick's Anglophone Education System."

This includes 12 individual recommendations that may impact diverse groups in different ways.

An implementation plan and accountability framework for each recommendation is being developed. Investments will assist with the planning and design work associated with the implementation of the recommendations.

The recommendations aim to strengthen and improve the anglophone education system for students, educators, families and communities.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: All New Brunswick students, teachers, educational assistants, other professional groups, and families/parents

Direct Benefits:
Gender:
Women [3]
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations

Additional Characteristics:
Students, Workers, Persons with intellectual and developmental disabilities, Racialized Communities, Indigenous Peoples, Newcomers, English or French as second+ language learners, Anglophone Populations, Parents, Lone parent households

GBA+ Timing: No GBA+ was previously conducted on this item

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[3]Although benefits will be gender-balanced respecting the students in the anglophone education system, 77% of educators in public elementary and secondary schools are women and are therefore also noted.

Strengthening Environmental Stewardship

Environment and Local Government (ELG) is undertaking an Environmental Impact Assessment (EIA) comprehensive review of NB Power's Small Modular Nuclear Reactor (SMR) at their Point Lepreau site.

The EIA comprehensive review program provides a fulsome, meaningful way for citizens to participate in the process. Part of this funding request will enable ELG to assemble an independent panel of experts and provide the public with access to this panel via public meetings. It will also help prepare data and websites to make EIA information more readily available for public use, which will help to build knowledge and capacity of the public.

ELG's environmental management programs are intended to benefit all people in the province. A healthier environment supports better public health and safety for all. Conversely, environmental risks are experienced more intensely by people with a lower socioeconomic status.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: All New Brunswickers

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
N/A

GBA+ Timing: No GBA+ was previously conducted on this item

Canada-New Brunswick Housing Benefit for Survivors of Gender-Based Violence

The Canada Housing Benefit for survivors of gender-based violence is a direct to household rental affordability benefit.

This benefit will complement and enhance the services for survivors being provided by the Domestic and Intimate Partner Violence sector. It will increase the capacity of the sector to support more survivors by helping them transition away from temporary, emergency shelter and into stable and affordable rental housing.

This program is expected to have a positive impact for women and 2SLGBTQIA+ people in New Brunswick since it is a benefit specifically designed for survivors of gender-based violence. It is also expected to have positive impacts on children who witness or are subjected to family violence.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Victims of domestic and intimate partner violence

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
All income levels

Inter-Generational:
Young adults, Adults, Seniors

Additional Characteristics:
2SLGBTQI+ people, Indigenous Peoples, Single person households, Lone parent households

GBA+ Timing: Midpoint (when options and proposals are being finalized)

GBA+ Responsive Approach: A referral process has been developed in collaboration with Domestic Violence organizations to reduce barriers for eligibility for victims. A flexible eligibility and intake process will eliminate the need for victims to "prove" they are victims and re-living trauma. Funding will be allocated on a first-come, first-served basis.

Community Centre Funding

Three community centres in New Brunswick—located in Fredericton, Saint John, and Miramichi—were created by Government to provide and administer school and community facilities for the Francophone community in the regions they serve. These centres plan, promote, administer, and coordinate the development of their Francophone community and organize events and other community activities in French.

There is a greater demand for services due to the growing French-speaking population resulting from immigration. Additional funds rolled out through this program will support both francophone and francophone-newcomer communities.

This funding will encourage cultural preservation and linguistic familiarity while also promoting social inclusion, community engagement, and the overall well-being of individuals and families across these communities.

Data Sources: Internal Data Sources, External Data Sources

Data Gaps – none specified

Target Population: Francophone and francophone-newcomer communities

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations, Young adults, Adults

Additional Characteristics:
Students, Newcomers, Anglophone Populations, Francophone Populations, Individuals in particular regions

GBA+ Timing: No GBA+ was previously conducted on this item

Address Inflationary Pressures

Inflation rates post pandemic continue to impact different business segments within Justice and Public Safety (JPS) as external vendors and service providers increase prices to offset their own cost pressures.

This investment will help address increases in costs for various goods and services as a result of inflation, including travel (i.e. accommodations, kilometric rates and meals), gas, vehicle costs, food costs, etc. RCMP adjustment will help meet the significant inflationary impacts and allow for operations to continue and serve the public.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: JPS service providers, and New Brunswickers accessing services

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
N/A

GBA+ Timing: No GBA+ was previously conducted on this item

Child Protection Adjudication Model

In accordance with the *Child and Youth Well-Being Act*, a new Child Protection Adjudication Model is proposed which prioritizes efficiency and aims to resolve the majority of all applications for child protection without the need to involve a judge.

Funding this new model for child protection adjudication will help resolve applications more efficiently. This adjustment will ensure quick resolutions for cases involving vulnerable children and families. These efficiencies will also relieve some of the burden on family courts today, improving access to family court for non-child-protection cases and making it more effective for all.

Data Sources: Internal Data Sources

*Data Gaps – none specified

Target Population: Children, families, and foster care households involved in child protection adjudications

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations, Young Adults, Adults

Additional Characteristics:
Indigenous Peoples, Parents, Lone parent households

GBA+ Timing: Midpoint (when options and proposals are being finalized)

GBA+ Responsive Approach: Proposed funding has taken into consideration how to ensure child protective services are adequately funded for effective implementation while mitigating risks and delays.

Fund Specialized Policing Services

All communities in New Brunswick need to be able to access specialized services, such as explosive disposal, when required. The occasional nature of some of these emergencies makes funding and capacity a challenge.

Provincial funding for specialized service units will allow local policing services across the province to focus on routine business and help specialized service units to build capacity so they are ready to support all communities.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: New Brunswick communities that may need access to specialized emergency services

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
Urban populations, Rural or remote populations

GBA+ Timing: No GBA+ was previously conducted on this item

Increase Local and Provincial Emergency Readiness

This investment in AlertNB will go towards strengthening emergency readiness and help services better meet public expectations by improving communication of government during crises.

This initiative will help serve a greater goal of improving community safety across the province.

Data Sources: Internal Data Sources

Data Gaps – specific gender breakdown of workers in the impacted fields is not known

Target Population: New Brunswick communities and emergency response providers

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
N/A

GBA+ Timing: No GBA+ was previously conducted on this item

Pressures from Increased Demand

Inspections and enforcement, sheriff services, and adult custody continue to face increasing demands and responsibilities, resource and equipment costs, alongside structural deficits and underfunding. Funding is required to support the safety of public safety workers, their clients, and the public.

Funding will help address enhanced responsibilities, including: records and evidence management, accountability, training, and costs associated with motor vehicle programs (including online driver testing).

Data Sources: Internal Data Sources

Data Gaps – specific gender and diversity breakdown of the impact population is not known

Target Population: Justice and Public Safety workers, clients, and inmates

Direct Benefits:
Gender:
Gender-balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
N/A

GBA+ Timing: Although no GBA+ was conducted on this item, investments involve mitigation measures to ensure the safety of staff, inmates, and the public.

Accelerate the Justice System Legal Aid

This investment will help mitigate and address the lack of support for people who qualify for Legal Aid and help from the Office of the Public Trustee.

Increased funding to the Office of the Public Trustee will provide more decision-making support, etc. to seniors and others who need help transitioning from hospital to another care setting.

Funding will also fully fund the Office of the Public Trustee and support a new staffing model for criminal law services at legal aid, reducing reliance on private sector lawyers, and allowing deregulation of fees paid.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: New Brunswickers seeking services of the Office of the Public Trustee or Legal Aid

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Young adults, Adults, Seniors

Additional Characteristics:
Persons with disabilities, Individuals with university certificate, diploma or degree

GBA+ Timing: No GBA+ was previously conducted on this item

Indigenous Court Workers

This investment will allow for in-person assistance and support to Indigenous peoples within court systems, including identifying services available, or assistance advocating for services like translation/interpretation in the language of choice.

Culturally sensitive Indigenous court workers could have long-term positive impacts for Indigenous peoples navigating the court system by leading to improved access to justice, better outcomes in court proceedings, and ultimately contributing to the overall well-being and empowerment of Indigenous communities.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Indigenous peoples within the court system

Direct Benefits:
Gender:
Predominantly Men

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations, Young adults, Adults

Additional Characteristics:
Indigenous Peoples

GBA+ Timing: Unknown

Loans and Advances for Women-led Businesses

This initiative is aimed at providing support to a venture fund that has a focus on investing in women-led businesses. The initiative is specifically for women and is focused on ensuring that women have equal opportunities to access capital with a long-term goal of growing women-led businesses.

Women-led start-ups tend to receive a much smaller share of financing when compared to men-led start-ups.

Opportunities New Brunswick has a loans and advances budget with some capital allocated to supporting investment venture funds in the province. Specifically, the government has committed to providing $3M in capital (over a period of 5 years) to a venture fund that's mission is to invest solely in women executive, c-suite and/or women-owned businesses. In addition to their mandate to build a profitable investment portfolio, Sandpiper Ventures delivers education programming to accredited women investors new to the ecosystem and delivers mentoring, networking, and education to support female entrepreneurs to access funding and leadership opportunities to help build their businesses.

Data Sources: Internal Data Sources, External Data Sources

Data Gaps – none specified

Target Population: Women in Business in New Brunswick

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
Middle Income, Higher Income

Inter-Generational:
Young adults, Adults

Additional Characteristics:
Newcomers

GBA+ Timing: Existing – GBA+ still current

Accessibility Startup

Government will be tabling all-of-government accessibility legislation in the Spring. The purpose of this new accessibility Act will be to achieve a more accessible and inclusive New Brunswick that benefits all persons, especially persons with disabilities, by identifying, removing, and preventing barriers to full and effective participation in society.

Data Sources: External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Persons with disabilities and accessibility needs in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
Persons with disabilities

GBA+ Timing: Early in idea/development phase (when options/proposals are being developed)

Increased Apprenticeship Target

New Brunswick is seeing a shortage of block training spaces for apprenticeships due to a 29% increase in registered apprentices over the past decade, with about two-thirds of this growth occurring in the last two years.

To accommodate this demand, investments will support additional apprentices annually, aiming to increase the percentage attending training.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Registered apprentices on the waiting list for block training

Direct Benefits:
Gender:
Predominantly Men

Income Distribution:
All income levels

Inter-generational:
Young adults

Additional Characteristics:
Students, Workers, Individuals with Certificate of Apprenticeship or other trades certificate or diploma

GBA+ Timing: While no GBA+ was previously conducted on this item, the participation of under-represented groups in apprenticeship is being addressed regularly through the STEP program and is a priority of the AOC Board Strategic Plan.

Labour Market Training Adjustment

In its 2017 budget, the federal government announced an additional $1.8 billion in funding, over a period of six years, to expand the Labour Market Development Agreements to assist Canadians in finding work, expanding their opportunities for training, upgrading their skills, and gaining valuable experience.

Investments in this program will ensure the continuity of essential employment services provided by WorkingNB to New Brunswickers who need assistance with finding work, acquiring training, and upgrading their skills.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Individuals experiencing gaps in employment or looking to level up their skills

Direct Benefits:
Gender:
Gender Balanced

Inter-Generational:
Young adults, Adults

Additional Characteristics:
Persons with disabilities, Workers, Racialized Communities, Indigenous Peoples, Newcomers

GBA+ Timing: Unknown

Minimum Wage Increases

In recognition of challenging economic conditions, annual CPI-based adjustments to the minimum wage are important to protect the standard of living of our lower-wage earners and ensure New Brunswick is competitive with neighbouring Atlantic provinces.

The approximately 19,300 minimum wage earners in New Brunswick are diverse in age, gender, and socio-economic status. However, some groups are overrepresented among minimum wage earners, and stand to benefit the most from minimum wage increases, such as women (54.2% of minimum wage earners), youth (37%) and those with a high school education or less (72%).

On April 1, 2024, minimum wage will change by 55 cents which will increase it to $15.30 per hour.

Data Sources: Internal Data Sources

*Data Gaps – Due to data access limitations it is unclear to what extent barriered or equity-deserving groups in New Brunswick will be impacted by minimum wage adjustments.

Target Population: New Brunswickers earning minimum wage

Direct Benefits:
Gender:
Gender Balanced[4]

Income Distribution:
Lower Income

Inter-Generational:
Primarily benefits youth, children, or future generations, Young adults, Adults

Additional Characteristics:
Students, Workers, Individuals with some high school, high school graduate or equivalent

GBA+ Timing: Existing – GBA+ still current

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[4] Items are marked gender-balanced unless a particular gender is impacted by the item 60% or more.

Post-Secondary Housing Fund

Government's priorities of growing New Brunswick's labour market and economy and positioning New Brunswick as a destination for world class post-secondary education requires addressing the reality that our rapid growth has made housing less affordable and accessible, especially for young people studying in our province.

This is why Government has allocated a one-time investment of $12.8 million dollars to kick off a 25-year funding commitment for the Public Universities Student On-Campus Housing Fund. The Department of Post-Secondary Education, Training and Labour (PETL) will administer the fund and engage public universities to submit proposals for building affordable, accessible on-campus housing. It is expected that this will incentivise the creation of up to 3300 new "beds".

The fund will contribute to overall efforts aimed at increasing housing affordability as well as growing enrolment rates at our public post-secondary institutions, including both universities and community colleges.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada, International Organizations

Data Gaps – no data is available at this time on the specific impacts of this initiative on diverse groups.

Target Population: Students attending New Brunswick's public post-secondary institutions

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations, Young adults

Additional Characteristics:
Students, Newcomers, English or French as second+ language learners

GBA+ Timing: Unknown

GBA+ Responsive Approach: PETL is committed to ensuring that the new on-campus housing is affordable with accessibility options for persons with disabilities, while respecting cost/labour market realities. Should any negative impacts arise, PETL has fostered close relationships with NB's post-secondary institutions and would work with them to ensure that government's vision for affordable and accessible on-campus housing is met.

Settlement Funding

New Brunswick needs to ensure that newcomers and communities have services and programs that support meaningful inclusion and retention across the province. Settlement services for newcomers include information orientation, referrals, and training as well as programs that support community inclusion.

Recent population growth in the province has resulted in increased demand for settlement services, which the province supports through the Immigration Settlement Support Funding Program. According to Statistics Canada, as of February 22nd, New Brunswick's population is estimated to be 847,300. This represents an increase of approximately 79,200 (+10.3%) since the beginning of 2018. This investment will address this growing demand.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Immigrants, permanent and/or temporary

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
Racialized Communities, Students, Workers, Newcomers, English or French as second+ language learners, Anglophone Populations Francophone Populations, Single person households, Parents, Lone parent households

GBA+ Timing: No GBA+ was previously conducted on this item

First Nations Development Agreement Fund

The First Nation Development Agreement Fund is intended to achieve substantial improvements in the lives of First Nations people in a measurable way. This dedicated fund will support development agreements between the Province and First Nation communities that outline priorities identified through a negotiation process led by the First Nations. Examples of these priorities include housing, community improvements, upgrades to civil infrastructure, support for recreation and cultural activities, and economic development.

As of March 2024, the province has entered into development agreements of this kind with four (4) of the fifteen (15) First Nations communities in the province.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: First Nations communities in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
Indigenous Peoples, Individuals in particular regions

GBA+ Timing: No GBA+ was previously conducted on this item

Preconstruction and Infrastructure Fund to Support Housing

The Preconstruction and Infrastructure Fund to support housing investments are intended to increase the number of housing developments in the province and create more safe and affordable housing for New Brunswickers.

This includes increasing housing developments that provide affordable options for lower income individuals, working-age populations, newcomers, students, seniors, and persons with disabilities, including barrier-free design, especially in small communities and rural New Brunswick.

Data Sources: none specified

Data Gaps – none specified

Target Population: New Brunswickers seeking safe and affordable housing

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
Lower Income
Middle Income

Inter-Generational:
Young adults, Adults, Seniors

Additional Characteristics:
Persons with physical disabilities, Students Workers, Indigenous Peoples, Newcomers, Rural or remote populations, Single person households, Lone parent households

GBA+ Timing: No GBA+ was previously conducted on this item

Increase to the Low-Income Seniors' Benefit

The Government of New Brunswick approved a $200 increase to the Low-Income Seniors' Benefit, bringing it to an annual $600 benefit, which will be indexed to inflation on an annual basis starting with the 2025 benefit year.

This benefit will impact approximately 44,000 seniors across New Brunswick. Since the majority of seniors are women, it is anticipated to benefit more women than men.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Low-income seniors in New Brunswick

Direct Benefits:
Gender:
Women

Income Distribution:
Lower Income

Inter-Generational:
Seniors

Additional Characteristics:
N/A

GBA+ Timing: Existing – GBA+ still current

Senior Rehab Equipment/Health Equipment Loan Program

The Canadian Red Cross receives an annual grant from Social Development to provide health equipment to New Brunswick seniors through the Senior Rehabilitation Equipment Program (SREP) and anyone who needs healthcare equipment to be safer at home is eligible for the Health Equipment Loan Program (HELP). Through the SREP and HELP, the Red Cross helps seniors and individuals experiencing mobility issues, illness or injury, allowing them to return home from hospital earlier.

Short-term, no-charge equipment loans are available to seniors and others in need of wheelchairs, walkers, bath seats and benches, commodes, toilet seats, crutches, canes, bed handles, and other durable medical equipment.

Data Sources: Internal Data Sources

Data Gaps – There are data limitations related to individuals who are receiving benefits under the Senior Rehabilitation Equipment Program/Health Equipment Loan Program (HELP)

Target Population: Seniors as well as the general population of New Brunswick who need specialized equipment to help them maintain their independence and increase their safety in their home

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Adults, Seniors

Additional Characteristics:
Persons with physical disabilities, Workers

GBA+ Timing: Unknown

Wage Increases for Personal Support Workers in Home Support and Adult Residential Facilities

To help with recruitment and retention challenges in the human services sector, government will provide a 2% wage increase for Personal Support Workers in home support and adult residential facilities in 2023-24.

Increasing the wages of Personal Support Workers will directly benefit many working-age women who provide support services in adult residential facilities or home care. This wage increase will aid in the recruitment and retention of this vital occupational group, ensuring continuity and quality of care by retaining qualified caregivers. Consequently, individuals receiving services in adult residential facilities or home care will also benefit, as there will be more workers available to assist with their needs.

Data Sources: Internal Data Sources

Data Gaps – There are data limitations related to personal support workers who are working in adult residential facilities or providing home care services

Target Population: Personal Support Workers working in adult residential facilities and home care

Direct Benefits:
Gender:
Women

Income Distribution:
All income levels

Inter-Generational:
Young Adults, Adults

Additional Characteristics:
Workers

GBA+ Timing: No GBA+ was previously conducted on this item

New *Child and Youth Well-Being Act*

A new *Child and Youth Well-Being Act* came into force in January 2024. The new Act focuses on the best interests and rights of the child or youth, as distinct from those of their parents. This child-centred, stand-alone legislation replaces various provisions of the *Family Services Act* and puts greater emphasis on kin placements, early detection and intervention, collaborative practices, and services to youth adults up to age 26.

The implementation of the *Child and Youth Well-Being Act* in New Brunswick represents a transformative shift towards prioritizing the holistic development and safety of children and youth across the province. The child-centred approach ensures that vulnerable populations, including those with diverse gender identities, low-income households, and marginalized communities, receive the support they need to thrive.

By addressing systemic barriers and fostering collaboration among stakeholders, the Act not only enhances the well-being of current generations but also lays the foundation for a more equitable and inclusive future for all children and youth in New Brunswick.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Children, youth, families, kinship caregivers, service providers and professionals

Direct Benefits:
Gender:
Gender-balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations, Young adults

Additional Characteristics:
2SLGBTQI+ people, Persons with disabilities, Students, Indigenous peoples, Racialized Communities, English or French as second+ language learners, Parents, Lone parent households

GBA+ Timing: Existing – GBA+ still current

Homelessness: Emergency Response, Supports and Housing

The rapid increase in homelessness in all areas of the province has required Social Development to work closely with government and community partners on a collaborative response. This response has included focused outcomes-based funding to emergency shelters; professional outreach services to connect individuals experiencing homelessness to services, community hubs providing services and shelter from extreme weather events and supporting housing services.

Social Development is working on solutions to address both the inflows into homelessness (increase in demand for beds and support services) and outflows from homelessness (increase in supply of beds and support services).

This will benefit individuals who are in deep poverty and who may have complex needs by ensuring them access to safe and adequate housing.

Data Sources: Statistics Canada, Other external data sources

*Data Gaps – There are data limitations related to individuals who are experiencing chronic homelessness

Target Population: New Brunswickers who are experiencing homelessness

Direct Benefits:
Gender:
Gender-balanced

Income Distribution:
Lower Income

Inter-Generational:
Adults

Additional Characteristics:
2SLGBTQI+ people, Persons with disabilities, Racialized Communities, Indigenous Peoples, Urban populations, Lone parent households, Individuals with some high school, high school graduate or equivalent

GBA+ Timing: No GBA+ was previously conducted on this item

Social Assistance Household Supplement

The current rates of social assistance have been indexed to inflation since 2021. Those who depend on social assistance have been struggling to afford housing and food with prices increasing at the highest rate in decades.

In addition to increasing social assistance rates by the rate of inflation, in the fall of 2023 Government invested in a new $200 per month household supplement. This represents an increase of 17% to 31% over existing assistance levels. Approximately 21,000 households receiving social assistance, as well as over 240 clients in the Youth Engagement Services program, will benefit from the change.

By addressing the financial strain faced by these individuals and families, the supplement helps to alleviate poverty and improve overall well-being. It enables recipients to better afford essential expenses, fostering greater stability and resilience within the community.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: People who are recipients of social assistance and youth engagement services in New Brunswick

Direct Benefits:
Gender:
Gender balanced

Income Distribution:
Lower Income

Inter-Generational:
Youth, Children, or Future Generations
Adults

Additional Characteristics:
Persons with disabilities, Students, Workers, Racialized Communities, Indigenous peoples, Newcomers, English or French as second+ language learners, Individuals with some high school, high school graduate or equivalent

GBA+ Timing: No GBA+ was previously conducted on this item

Wage Increase: Group Homes, Child Specific Placements

Group home workers and care workers play a vital role in providing essential support services to vulnerable children and youth in New Brunswick.

Increasing the wages of group home workers and care workers will have a direct positive impact on many women of working age who provide these critical services in group homes or child-specific placement institutions. This wage increase will help address recruitment and retention challenges within this important occupational group, ensuring continuity and quality of care by retaining a qualified workforce.

As a result, individuals receiving services in group homes or child-specific placements will also benefit, as there will be a greater number of workers available to support their needs, ultimately enhancing the quality of care provided.

Data Sources: Internal Data Sources

Data Gaps – There are data limitations related to human service workers who are working in group homes and child-specific placements.

Target Population: Group home workers and care workers in New Brunswick working in child specific placements

Direct Benefits:
Gender:
Women

Income Distribution:
All income levels

Inter-Generational:
Young adults, Adults

Additional Characteristics:
Students, Workers, Individuals with some high school, high school graduate or equivalent, Certificate of Apprenticeship or other trades certificate or diploma, Individuals with college or other non-university certificate or diploma

GBA+ Timing: No GBA+ was previously conducted on this item

Security – Increase in Incidents within Service Centres

Due to an increase in the number of incidents occurring in Service New Brunswick's service centres, the corporation has hired security guards in four of its locations (Fredericton, Saint John, Moncton and Woodstock).

This will provide a safer environment for the staff of the service centres as well as members of the public who use their services. Since the hiring of the security guards in September 2023, there has been a decrease in the number of violent incidents. There is also a higher level of comfort of the staff at the service centres.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Service New Brunswick's service centre staff and members of the public who access the service centres

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
Workers

GBA+ Timing: No GBA+ was previously conducted on this item

Canada Games 2029 Sport Development Program – Home Team

The 2029 Canada Summer Games will be hosted in New Brunswick and provides a unique opportunity to drive change within the provincial sport system. This funding is intended to improve programming in the sport system.

Direct funding for athletes, coaches, officials, and increased leadership capacity will help build safe, accessible, and quality programming. Additionally, it will address gaps in athlete development pathways, including provincial team programming to improve performance.

The Canada Games program has nearly achieved a gender balance. 48% of New Brunswick athletes at the last summer Canada Games (2022) were female. The participation rate in the NB Sport System as a whole, however, is only 39%. Tourism, Heritage and Culture is seeking to address this balance and is working toward more inclusive options for all gender identities.

This compliments existing program funding aimed at getting more children and youth involved in sport. This includes special focus on girls, Indigenous youth, persons with a disability and those facing financial barriers to access.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: New Brunswick athletes and coaches

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
N/A

GBA+ Timing: Existing – GBA+ was refreshed

GBA+ Responsive Approach: THC has ongoing efforts including funding and resources targeting increasing participation of equity deserving groups including women and girls, Indigenous youth, and persons with disabilities. This funding will further support these efforts.

Improvement of Services and Response to Sexual Violence at Post Secondary Institutions

Women and marginalized populations are subjected to higher rates of sexual violence including in post-secondary campus communities.

The Canada-New Brunswick Contribution Agreement on the Improvement of Services and Response to Sexual Violence at Post-Secondary Institution is focused on improving the response to sexual violence at public post-secondary institutions in New Brunswick through direct service-delivery and providing training to the campus community to increase awareness and improve the response to survivors.

This initiative has the potential to create safer environments for individuals of all genders on campuses, reduce stigma, and promote equitable access to resources and justice for survivors, ultimately contributing to the advancement of gender equality within educational settings and beyond.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Students attending public post-secondary institutions in New Brunswick who are victims of sexual violence.

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
Lower Income

Inter-Generational:
Young adults

Additional Characteristics:
2SLGBTQI+ people, Students, Racialized Communities, Indigenous Peoples, Anglophone Populations, Francophone Populations, Individuals in particular regions

GBA+ Timing:
Existing – GBA+ was refreshed

GBA+ Responsive Approach: Training content can specifically address additional risk factors for the 2SLGBTQI+ community, Indigenous students, students with disabilities, and students under 19. Consideration must be given on how campuses will offer identity-affirming support for survivors of sexual violence, especially for 2SLGBTQIA+ survivors and Indigenous survivors.

Gender-Based Violence Crisis Hotlines

In 2021, the Federal Government committed $30 million (to 2025-2026) in temporary funding to distribute among thirteen provincial and territorial governments for existing gender-based violence (GBV) crisis hotlines. The Canada-New Brunswick Contribution Agreement on Gender-Based Violence Crisis Hotlines (2023-2026) will support not-for-profit organizations providing existing GBV crisis hotlines who have addressed the impacts of the COVID-19 pandemic relative to GBV crisis support and have adapted the delivery of services post-pandemic.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: Survivors of gender-based violence across New Brunswick

Direct Benefits:
Gender:
Predominantly Women
Transgender and Gender Diverse Individuals[5]

Income Distribution:
Lower Income , Middle Income

Inter-Generational:
Adults

Additional Characteristics:
2SLGBTQI+ people, Persons with physical disabilities, Persons with mental disabilities, Racialized Communities, Indigenous Peoples, Students, English or French as second+ language learners, Anglophone Populations, Francophone Populations, Rural or remote populations, Newcomers

GBA+ Timing:
Existing – GBA+ was refreshed

---

[5]Any individuals who experience a heightened risk of gender-based violence will be impacted by this initiative, including transgender and gender diverse people.

Preventing Domestic Homicides in Atlantic Canada: Looking Back to See Our Way Forward

Preventing Domestic Homicides in Atlantic Canada: Looking Back to See Our Way Forward is a 10-year retrospective study that will gather data on domestic homicides in Atlantic Canada to accurately document trends and patterns. The study is funded through a Canada – New Brunswick Contribution Agreement and will be concluded in March 2025.

Based on patterns identified, priority areas of focus will be identified for the prevention of domestic homicide and help inform the direction for the Atlantic Domestic Homicide Review Network.

This study presents a significant opportunity to gain a more comprehensive understanding of the dynamics of high-risk intimate partner violence. By analyzing trends and patterns over the past decade, the research can shed light on the root causes and risk factors associated with domestic homicide, with the aim of prevention in high-risk cases.

Data Sources: Internal Data Sources, Statistics Canada

*Data Gaps – none specified

Target Population: Women survivors of intimate partner violence in New Brunswick

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
All income levels

Inter-Generational:
Primarily benefit youth, children, or future generations, Adults

Additional Characteristics:
Persons with disabilities, Racialized Communities, Indigenous Peoples, Newcomers, English or French as second+ language learners, Anglophone Populations, Francophone Populations, Parents

GBA+ Timing: Existing – GBA+ still current

GBA+ Responsive Approach: Women's Equality in collaboration with project research leads have extensively considered issues of confidentiality with the release of domestic homicide information and taken steps to ensure security with data transferring and confidentiality of all those involved in the research.

Indigenous Domestic Intimate Partner Violence Outreach

The Canada-New Brunswick Contribution Agreement on the Indigenous Domestic Intimate Partner Violence Outreach will expand the Indigenous Domestic/Intimate Partner Violence Outreach Program in partnership with select First Nation community-based Health Centres who host, staff, and deliver the Outreach Program in their regions.

The program provides specialized services to Indigenous women and their children in Natoaganeg (Eel Ground), Esgenoôpetitj, (Burnt Church), Metepenagiag (Red Bank), Neqotkuk (Tobique), Wotstak (Woodstock), Elsipogtog (Big Cove), Tjipoptotig (Bouctouche), L'nui Menikuk (Indian Island), Sitansisk (St. Mary's), Welamukotuk (Oromocto), and Bilijk (Kingsclear). Services are also provided to Indigenous women that reside in the surrounding geographical regions.

This program helps to remove barriers and improve the overall inequities in services for a vulnerable population in New Brunswick. This program provides culturally safe and relevant supports and services for Indigenous women, Two Spirit, transgender, lesbian, gay, and bisexual people who are experiencing intimate partner violence. To improve overall safety and well-being, these specialized supports and services are Indigenous-led, delivered by Indigenous people and accessible in First Nation communities.

Data Sources: External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Indigenous women and their children in 11 First Nation communities, and Indigenous women living off-reserve in these geographical areas

Direct Benefits:
Gender:
Predominantly Women
Transgender and Gender Diverse Individuals

Income Distribution:
All income levels

Inter-Generational:
No generational impacts

Additional Characteristics:
2SLGBTQI+ people, Indigenous Peoples, Individuals in particular regions

GBA+ Timing: Existing – GBA+ was refreshed

National Action Plan to End Gender-Based Violence

The National Action Plan (NAP) to End Gender-Based Violence (GBV) was launched in 2022 and is facilitated through bilateral agreements with all provinces and territories (2023-2027) to build on existing federal and provincial approaches and address GBV. The Canada-New Brunswick Transfer Payment Agreement on the NAP to End GBV seeks to address GBV in New Brunswick from a variety of perspectives. It has actions within it to address prevention of GBV as well as supports and services for those who are subjected to it. Specific actions under the plan intend to support different populations including Indigenous women, girls, 2SLGBTQI+ people.

The populations impacted are broad in scope due to the nature of the implementation plan. There are a variety of activities described within it to address barriers to accessing services, support children who have been exposed to GBV and provide education to the general public. Additionally, there are resources allocated to the development of programming for perpetrators of GBV to help reduce repeat incidents.

Data Sources: Statistics Canada, International Organizations

Data Gaps – Limited data on IPV in Indigenous communities in New Brunswick, so federal data was used

Target Population: New Brunswickers who are subjected to gender-based violence, perpetrators of gender-based violence, and those who work with those affected, and the overall NB population (increasing understanding of gender-based violence, healthy relationships and gender equality)

Direct Benefits:
Gender:
Predominantly Women

Income Distribution:
All income levels

Inter-Generational:
No generational impact

Additional Characteristics:
2SLGBTQI+ people, Indigenous Peoples, Newcomers, English or French as second+ language learners, Anglophone Populations, Francophone Populations

GBA+ Timing: Existing – GBA+ still current

GBA+ Responsive Approach: The Implementation Plan includes resource allocation towards the development of consistent evidence-based perpetrator programming. This programming will support individuals who cause harm in unlearning unhealthy patterns of behaviour.

Moving Forward

This Gender Impact Statement continues and expands on our collective effort at reviewing and reporting on how budgetary decisions affect groups of New Brunswickers differently. Gender Impact Statement 2024 represents GNB's continued effort to advance comprehensiveness and transparency. We are committed to ensuring that gender equality, diversity and inclusion remain central components of decision-making.

For this Gender Impact Statement, we identified 49 budget items, up from 40 in 2023, and 17 in 2022, and gathered information from department leads and GBA+ Champions about how GBA+ was considered.

In conclusion, further integrating gender and diversity considerations into the budgeting process is crucial for fostering inclusivity, diversity, equity, and accessibility within governmental operations. By recognizing and addressing the diverse needs and experiences of all individuals, Government can ensure that policies and budgets reflect the realities of the communities they serve. Moving forward, it is imperative to continue a whole-of-government approach to establishing clear goals and commitments to further develop the gender and diversity impact reports shared in the annual Gender Impact Statement. Through sustained and collaborative efforts, we can continue to create a more responsive and equitable budgeting process for all New Brunswickers.

If you have any comments or suggestions about this process, we invite you to share them with us. Please reach out to us.

Acknowledgements

Women's Equality and the Department of Finance and Treasury Board would like to sincerely thank the numerous departmental program managers, finance directors, and GBA+ champions who contributed to the development of this Gender Impact Statement. Additionally, we would like to acknowledge the commitment of our colleagues at the Department of Post-Secondary Education, Training and Labour for providing consistent and reliable gender-disaggregated workforce data.

[1] Population estimates, quarterly (statcan.gc.ca)

[2] Population estimates on July 1st, by age and sex (statcan.gc.ca)

[3] Profile table, Census Profile, 2021 Census of Population - New Brunswick [Province] (statcan.gc.ca)

[4] Population by citizenship and immigrant status, 2011 National Household Survey (statcan.gc.ca)

[5] Estimates of the components of international migration, quarterly (statcan.gc.ca)

[6] Estimates of the components of interprovincial migration, quarterly (statcan.gc.ca)

[7] Population estimates on July 1st, by age and sex (statcan.gc.ca)

[8] Information provided by the Department of Post-Secondary Education, Training, and Labour

[9] Statistics Canada defines Men+ as including men and some non-binary persons

[10] Statistics Canada defines Women+ as including women and some non-binary persons

[11] Profile table, Census Profile, 2021 Census of Population - New Brunswick [Province] (statcan.gc.ca)

[12] Labour force characteristics by sex and detailed age group, annual (statcan.gc.ca)

[13] Profile table, Census Profile, 2021 Census of Population - New Brunswick [Province] (statcan.gc.ca)

[14] Employee wages by industry, annual (statcan.gc.ca)

[15] Proportion of women and men employed in occupations, annual (statcan.gc.ca)

[16] Labour Force Survey: Public Use Microdata File (statcan.gc.ca)

[17] Profile table, Census Profile, 2021 Census of Population - New Brunswick [Province] (statcan.gc.ca)

[18] New data on disability in Canada, 2022 (statcan.gc.ca)

[19] Information provided by the Department of Post-Secondary Education, Training and Labour

[20] Newsletter_Issue_27-Final-Online_1.pdf (gbvlearningnetwork.ca)

[21] Profile table, Census Profile, 2021 Census of Population - New Brunswick [Province] (statcan.gc.ca)

[22] First Nations Communities - Indigenous Affairs (gnb.ca)

[23] Profile table, Census Profile, 2021 Census of Population - New Brunswick [Province] (statcan.gc.ca)